SEC
Mail Processing
Section

AUG 26 2011

Washington, DC
105

SEC 11022264 ISSION
Washington, D.C. 2054

pls 9/17

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40417

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/10 (MM/DD/YY) AND ENDING 06/30/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Champion Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 E. Sonterra Blvd., Suite 215
(No. and Street)

San Antonio, Texas (City) (State) 78258 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

C. David Gartley 210-490-1482
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Darilek, Butler & Associates, PLLC
(Name – *if individual, state last, first, middle name*)

2702 N. Loop 1604 E., Suite 202 (Address) San Antonio, (City) Texas (State) 78232 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, C. David Gartley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Champion Group, Inc., as of June 30, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

JESSICA WHITE
MY COMMISSION EXPIRES
April 24, 2012

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditor's Report on Internal Accounting Control Required by SEC

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DARILEKBUTLER
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. DARILEK, C.P.A.
STEVEN H. BUTLER, C.P.A.

2702 N. Loop 1604 East, Ste. 202
San Antonio, Texas 78232
Phone (210) 979-0055
Fax (210) 979-0058

INDEPENDENT AUDITORS' REPORT

The Board of Directors
The Champion Group, Inc.
San Antonio, Texas

We have audited the accompanying statement of financial condition of The Champion Group, Inc. (the Company), as of June 30, 2011, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Darilek Butler

San Antonio, Texas
August 17, 2011

A Limited Liability Company • Members AICPA PCPS and TSCPA

THE CHAMPION GROUP, INC.

Statement of Financial Condition
June 30, 2011

		2011
ASSETS		
Current Assets:		
Cash	$	43,146
Accounts Receivable - Commissions		9,873
Accounts Receivable - Employees		15,486
Prepaid Expenses		72,546
Total Current Assets		141,051
Fixed Assets:		
Office Equipment		79,987
Furniture & Fixtures		14,859
Total Fixed Assets		94,846
Accumulated Depreciation		69,396
		25,450
Other Assets:		
Security Deposits		6,175
Investments		7,660
Total Other Assets		13,835
TOTAL ASSETS	$	180,336
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable - Trade	$	8,725
Accrued Liabilities		5,279
Commissions Payable		4,958
Income Tax Payable		20,459
Total Current Liabilities		39,421
Long-Term Liabilities:		
Deferred Tax Liability		129
Total Liabilities		39,550
Stockholders' Equity:		
Common Stock, $0.01 Par Value, 1,000,000 Shares Authorized, 350,000 Issued and Outstanding		3,500
Additional Paid-In Capital		81,500
Other Comprehensive Income		(510)
Retained Earnings		56,296
Total Stockholders' Equity		140,786
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	180,336

THE CHAMPION GROUP, INC.

Statement of Income
Year Ended June 30, 2011

		2011
Revenues		
	Commission Income	$ 2,355,300
	Interest Income	82
		2,355,382
Expenses		
	Advertising	4,851
	Business Promotion	38,566
	Commissions	1,706,703
	Contract Labor	7,308
	Depreciation	15,424
	Dues and Subscriptions	2,993
	Other Taxes	5,798
	Insurance - Medical	47,405
	Insurance - Liability	7,544
	Licenses and Examination Fees	35,371
	Office	53,924
	Payroll Taxes	91,090
	Pension Expense	1,311
	Postage and Shipping	1,920
	Professional Fees	71,096
	Salaries	142,509
	Storage and Equipment Rental	5,874
	Training and Education	5,609
	Travel and Entertainment	8,798
	Other Expenses	1,058
		2,255,152
Income (Loss) Before Provision for Income Taxes		100,230
Provision (Benefit) for Income Taxes		
	Current	20,801
	Deferred	(1,421)
Total Income Tax Provision (Benefit)		19,380
Net Income (Loss)		$ 80,850

THE CHAMPION GROUP, INC.

Statement of Changes in Stockholders' Equity
Year Ended June 30, 2011

	Common Stock	Additional Paid-in Capital	Other Comprehensive Income	Retained Earnings	Total
Balance - June 30, 2010	$ 3,500	$ 81,500	$ (2,766)	$ 95,446	$ 177,680
Net Income (Loss)	-	-	-	80,850	80,850
Dividends Paid	-	-	-	(120,000)	(120,000)
Unrealized Gain (Loss) on Investments	-	-	2,256	-	2,256
Balance - June 30, 2011	$ 3,500	$ 81,500	$ (510)	$ 56,296	$ 140,786

THE CHAMPION GROUP, INC.

Statement of Cash Flows
Year Ended June 30, 2011

		2011
Cash Flows from Operating Activities:		
Net Income	$	80,850
Adjustments to Reconcile Net Income to Cash Provided (Used) by Operating Activities:		
Depreciation		15,424
Loss on Disposals of Assets		921
(Increase) Decrease in:		
Accounts Receivable - Commission		(9,864)
Accounts Receivable - Employees		(13,340)
Prepaid Expenses		(14,795)
Increase (Decrease) in:		
Accounts Payable		(5,491)
Accrued Liabilities		(6,422)
Commissions Payable		4,958
Income Tax Payable		16,116
Deferred Tax Liability		(1,421)
Net Cash Provided by Operating Activities		66,936
Cash Flows from Investing Activities:		
Purchase of Fixed Assets		(5,643)
Net Cash Used by Investing Activities		(5,643)
Cash Flows from Financing Activities:		
Dividends Paid		(120,000)
Net Cash Used by Financing Activities		(120,000)
Net Increase (Decrease) in Cash		(58,707)
Cash Balance - June 30, 2010		101,853
Cash Balance - June 30, 2011	$	43,146
Supplemental Information:		
Cash Paid During the Year for:		
Income Taxes	$	4,343
Noncash Investing Activity:		
Unrealized Loss on Investment	$	(2,256)

The Accompanying Notes are an Integral Part of These Financial Statements.

Note A - Organization and Summary of Significant Accounting Policies

The Champion Group, Inc. (the Company) was incorporated under the laws of the State of Delaware on October 7, 1988, to engage in the broker/dealership of direct participation programs. The Company is also registered to sell mutual funds, stocks, and fully disclosed general securities on a commission basis.

The following is a summary of significant accounting policies of the Company. These accounting policies conform to generally accepted accounting principles (GAAP) and were utilized in preparing the accompanying financial statements.

Use of Estimates

The process of preparing financial statements in conformity with GAAP requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Accordingly, upon settlement, actual results may differ from estimated amounts.

Fixed Assets

Fixed assets are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation expense for the year ended June 30, 2011 was $15,424.

Commission Income

The Company recognizes commission income when earned under the terms of the offering memorandums for the programs sold. Under these terms, commissions are earned when available for distribution from escrow or upon the completion of significant events as specified in the offering memorandum.

Commissions Receivable/Payable

Commissions receivable are related to commissions earned by the Company that have not been received. Related to the commissions receivable, there is the commission paid to the broker, which is accrued for as commissions payable. As of June 30, 2011, the Company had commissions receivable and commissions payable of $9,873 and $4,958, respectively.

Note A - Organization and Summary of Significant Accounting Policies (Continued)

Income Taxes

Deferred income tax assets and liabilities are computed annually for differences between the financial statements and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets or liabilities.

Advertising Costs

Advertising costs are expensed as incurred and were $4,851 during the year.

Investments

Investments represent equity securities in publicly traded domestic companies. The investments are held as available for sale by the Company and are recorded at fair value at June 30, 2011.

Cash and Cash Equivalents

For the purpose of the statement of cash flows, cash represents cash on hand, cash in clearing deposit accounts, and cash in bank depository accounts.

Note B - Related Party Transactions

The Company operates under an arrangement with Venture Exploration Corp. d/b/a Combined Resources Group ("Combined") to provide marketing services for oil and gas ventures that Combined has developed. The Company and Combined are owned by the same individuals. As part of the arrangement with Combined, the Company is provided with office facilities and long distance telephone service at no charge. During the year ended June 30, 2011, the Company received commissions totaling $2,351,457, from the sale of joint venture interests issued by Combined.

During the year ended June 30, 2011, the Company paid $6,000 to a family member of the President of the Company for professional services.

Note C - Federal Income Taxes

The Company's effective tax rate differs from the expected federal income tax rate as follows:

Tax expense at statutory rate	$ 22,340
Permanent Differences	1,231
Temporary Differences	(3,111)
Other	341
Net Current Tax Expense	$ 20,801

The Company's deferred tax benefit is composed of the following:

Change in tax effect of:

Temporary Depreciation Differences	$ 1,421

The components of the deferred tax liability are as follows:

Temporary Differences – Depreciation	$ 129

Note D – Significant Concentrations of Credit Risk

The Company maintains its cash balance at one bank. Accounts at this institution are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. In addition to the standard FDIC coverage, all commercial non-interest bearing accounts are fully covered through the FDIC Transaction Account Guarantee Program through December 31, 2012. At June 30, 2011, the account balances at this bank were fully insured.

Note E - Major Customers

A substantial portion of the investments sold by the Company are developed by Combined (see Note B). During 2011, commissions from the sale of joint venture interests that Combined issued aggregated $2,351,457 or 99.8% of total commission income.

Note F - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of the greater of 6 2/3% of aggregate indebtedness or $5,000. As of June 30, 2011, the Company had net capital of $15,139, which was $10,139 in excess of its required net capital of $5,000. The Company's net capital ratio was 2.6039 to 1.

Note G - Retirement Plan

The Company established a 401(k) retirement plan in July 2000. Eligible employees of the Company may participate in the plan and make voluntary contributions pursuant to a salary reduction agreement. Employees who have completed one year of service with a minimum of 1,000 hours of service worked are eligible. Company contributions to the plan are discretionary. The Company made no contributions to the plan for the year ended June 30, 2011.

Note H – Subsequent Events

The Company has evaluated subsequent events through August 17, 2011, the date which the financial statements were available to be issued. No such events have occurred subsequent to the balance sheet date and through the date of the Company's evaluation that would require adjustment to, or disclosure in, the financial statements.

THE CHAMPION GROUP, INC.

Schedule I – Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
June 30, 2011

Net Capital and Computation of Basic Net Capital Requirements

Total Stockholders' Equity	$ 140,786
Add: Other Deductions or Allowable Credits – Deferred Income Tax Liability	129
Less: Nonallowable Assets	124,637
Net Capital before Haircuts on Securities	16,278
Haircuts on Securities	(1,139)
Net Capital	15,139
Less: Net Assets not Allowable for Net Capital (Greater of 6-2/3% of Aggregate Indebtedness or $5,000)	5,000
Excess Net Capital	$ 10,139

Aggregate Indebtedness

Items Included in the Statement of Financial Condition:

Accounts Payable and Accrued Expenses	$ 14,004
Commissions Payable	4,958
Income Tax Payable – Current	20,459
Total Aggregate Indebtedness	$ 39,421

Ratio: Aggregate Indebtedness to Net Capital **2.6039 to 1**

THE CHAMPION GROUP, INC.

Schedule II – Other Reporting Requirements
June 30, 2011

Computation for Determination of Reserve Requirements and the Disclosure of Information Related to the Possession or Control Requirements Under Rule 15c3-3.

The computation for determination of reserve requirements and the information related to the possession or control requirements under Rule 15c3-3 are not applicable. The Company primarily deals in direct participation programs, mutual funds, and general securities. The Company does not hold customer securities or have customer accounts and qualifies for exemption under Rule 15c3-3 (k)(2)(i).

Reconciliation of the Computation of Net Capital Under Rule 15c3-1.

Net Capital, as Reported in Part II (Unaudited) Amended FOCUS Report	$	8,152
Difference – Year-end Audit Adjustments		6,987
Net Capital per Schedule I	$	15,139

DARILEKBUTLER
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. DARILEK, C.P.A.
STEVEN H. BUTLER, C.P.A.

2702 N. Loop 1604 East, Ste. 202
San Antonio, Texas 78232
Phone (210) 979-0055
Fax (210) 979-0058

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5(g)(1)

The Board of Directors
The Champion Group, Inc.
San Antonio, Texas

In planning and performing our audit of the financial statements of The Champion Group, Inc. (the Company) as of and for the year ended June 30, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

A Limited Liability Company • Members AICPA PCPS and TSCPA

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5(g)(1)
(CONTINUED)

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Daniels Butler

San Antonio, Texas
August 17, 2011

THE CHAMPION GROUP, INC.

Financial Statements
June 30, 2011

THE CHAMPION GROUP, INC.

Financial Statements
June 30, 2011

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